EXHIBIT 3.1

AMENDMENT NO. 1

to

BYLAWS

of

PALADIN REALTY INCOME PROPERTIES, INC.

In accordance with the corporate laws of the State of Maryland and the Articles of Amendment and Restatement of Paladin Realty Income Properties, Inc. (the “Company”), the Bylaws of the Company are amended as follows:

FIRST: By inserting the following as a new Section 9.6:

In applying the 65% leverage limitation set forth in Section 10.4(g) of the Company’s Articles of Incorporation, the Board of Directors, in calculating such leverage limitation, must further ensure that such leverage does not exceed 300% of the Company’s net assets, unless approved by the Independent Directors and disclosed to the stockholders in the next quarterly report of the Company.